CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

www.cgi.com

About CGI

Founded in 1976, CGI Group Inc. ("CGI") is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America ("U.S."), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently **$4.0 billion (US$3.3 billion)** and as at December 31, 2008, its order backlog was **$11.4 billion (US$9.3 billion)**. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Capital Stock and Options Outstanding (as at January 21, 2009)

274,253,870 Class A subordinate shares
34,208,159 Class B shares
31,513,099 Options to purchase Class A subordinate shares

First quarter Fiscal 2009 Trading Summary

TSX	(CDN$)	NYSE	(US$)
Open :	9.30	Open :	8.80
High :	10.40	High :	9.21
Low :	8.30	Low :	6.63
Close :	9.60	Close :	7.80
Average Daily Trading Volumes:	1,432,050	Average Daily Trading Volumes:	200,688

Transfer Agent

Computershare Trust Company of Canada
(800) 564-6253

Investor Relations

Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone : (514) 841-3355
lorne.gorber@cgi.com

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Table of Contents

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

January 27, 2009

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as "CGI", "we", "our" or "Company". This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements and the notes thereto for the three months ended December 31, 2008 and 2007, and with the fiscal 2008 Annual Report. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from generally accepted accounting principles in the United States ("US GAAP"). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 12 of the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measure
The Company reports its financial results in accordance with GAAP. However, in this MD&A, a non-GAAP financial measure is used:

> Earnings from continuing operations before interest on long-term debt, other income, interest and other expenses, income taxes, and non-controlling interest ("adjusted EBIT").

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 11. This non-GAAP measure does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. It should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions ("outsourcing") – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

CGI offers its end-to-end services to a focused set of industry verticals ("verticals" or "vertical markets") where we have developed extensive expertise. This allows us to fully understand our clients' business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include: a) financial services-- includes banking, credit unions, wealth management and insurance as disciplines helping clients increase competitiveness by evolving complex environments and systems to support more integrated and client-focused operations; b) government and healthcare-- assisting organizations in managing incremental change and undertaking large-scale, citizen-centric transformation; c) telecommunications and utilities-- helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution-- helping clients establish flexible and client centered operating models that build profitability and enhance loyalty; and e) manufacturing-- transforming clients' operations and supply chains for enhanced profitability and global competitiveness.

Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include ERP solutions, credit and debt collections, tax and spend management, claims auditing and fraud detection, and energy management.

Our operations are managed through three operating segments ("reporting segments" or "segments"), in addition to Corporate services, namely: Canada, U.S. and India ("U.S."), and Europe and Asia Pacific ("Europe"). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under The International Organization for Standardization ("ISO"). We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients' needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment
There have been no significant changes to the description or response outlined in our 2008 Annual Report.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Vision and Strategy

Our strategy is based on long-term fundamentals and therefore requires no change given the current economic environment. Please refer to our 2008 Annual Report for further details.

Quarterly Variances

Please refer to our 2008 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company's future performance.

Bookings

The Company achieved a book-to-bill ratio of 78% for the quarter. Book-to-bill is stated as a proportion of total bookings to revenue for the period. Our largest verticals for bookings were financial services and government and healthcare, making up approximately 51% and 31% of total bookings, respectively. From a geographical perspective, U.S. made up 53% of total bookings, followed by Canada at 38% and Europe at 9%. Over the last twelve months, we maintained our book-to-bill ratio at one times revenue and we remain committed to an aggressive business development strategy and, as a result, expect to continue surfacing new opportunities for CGI.

CGI measures bookings as a key indicator of our future revenue. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter.

Share Repurchase Program

Under the terms of the current Normal Course Issuer Bid effective February 5, 2008, the Company repurchased 18,505,768 of its Class A subordinate shares for $197.7 million, at an average price of $10.68. During the first quarter of 2009, the Company did not repurchase any of its Class A subordinate shares.

On January 27, 2009, the Company's Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10%, or approximately 27.4 million of the public float of the Company's Class A subordinate shares during the next year, subject to regulatory approval.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2008

Overview of the First Quarter

Selected Quarterly Information

For the three months ended	Dec 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007
Backlog[1] *(in millions of dollars)*	11,400	11,645	11,638	11,672	11,690	11,696	11,825	11,921
Bookings *(in millions of dollars)*	775	982	986	1,043	1,134	803	789	848
Revenue								
Revenue *(in '000 of dollars)*	1,000,372	929,198	950,468	930,770	895,427	903,702	914,023	932,620
Year-over-year growth prior to foreign currency impact	4.3%	2.6%	6.5%	5.4%	6.3%	11.6%	8.4%	8.9%
Profitability								
Adjusted EBIT[2] margin	11.4%	11.3%	11.7%	11.6%	11.8%	11.1%	11.4%	11.0%
Net earnings *(in '000 of dollars)*	79,582	73,494	77,897	68,785	72,588	65,577	64,433	62,711
Net earnings margin	8.0%	7.9%	8.2%	7.4%	8.1%	7.3%	7.0%	6.7%
Earnings from continuing operations *(in '000 of dollars)*	79,497	75,169	81,675	69,110	71,944	65,045	63,967	62,881
Earnings from continuing operations margin	8.0%	8.1%	8.6%	7.4%	8.0%	7.2%	7.0%	6.7%
Basic EPS from continuing operations *(in dollars)*	0.26	0.24	0.26	0.21	0.22	0.20	0.20	0.19
Diluted EPS from continuing operations *(in dollars)*	0.26	0.24	0.25	0.21	0.22	0.19	0.19	0.19
Basic EPS *(in dollars)*	0.26	0.24	0.25	0.21	0.22	0.20	0.20	0.19
Diluted EPS *(in dollars)*	0.26	0.23	0.24	0.21	0.22	0.20	0.19	0.19
Balance Sheet *(in '000 of dollars)*								
Total assets	3,989,129	3,683,973	3,659,337	3,560,627	3,638,745	3,475,808	3,629,111	3,732,497
Long-term financial liabilities[3]	436,860	326,916	378,920	391,076	475,637	516,470	567,998	654,959
Total long-term liabilities before clients' funds obligations	676,911	547,041	590,313	606,264	685,274	737,991	819,573	892,126
Cash generation / Financial structure								
Cash provided by continuing operating activities *(in '000 of dollars)*	79,220	83,002	105,942	45,929	121,037	118,282	135,203	123,846
Days sales outstanding[4]	52	50	48	44	39	42	42	41
Net debt to capitalization ratio[5]	9.6%	13.9%	15.6%	15.2%	14.3%	16.8%	17.7%	20.2%

1: Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2: Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 11.

3: Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

4: Days sales outstanding ("DSO") is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the latest quarter's revenue over 90 days.

5: The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents over the sum of shareholders' equity and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Financial Review

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2008 and 2007. The 2007 revenue by segment is recorded reflecting the actual foreign exchange rates for the period.

For the three months ended December 31	2008	2007	Change
(in '000 of dollars except for percentage)			
Revenue	**1,000,372**	895,427	**11.7%**
Variation prior to foreign currency impact	**4.3%**	6.3%	
Foreign currency impact	**7.4%**	-5.0%	
Variation over previous period	**11.7%**	1.3%	
Canada revenue prior to foreign currency impact	**581,137**	583,676	**-0.4%**
Foreign currency impact	**3,120**	-	
Canada revenue	**584,257**	583,676	**0.1%**
U.S. revenue prior to foreign currency impact	**281,792**	246,993	**14.1%**
Foreign currency impact	**59,904**	-	
U.S. revenue	**341,696**	246,993	**38.3%**
Europe revenue prior to foreign currency impact	**70,904**	64,758	**9.5%**
Foreign currency impact	**3,515**	-	
Europe revenue	**74,419**	64,758	**14.9%**
Revenue	**1,000,372**	895,427	**11.7%**

For the first quarter of fiscal 2009, revenue was $1,000.4 million, an increase of $104.9 or 11.7% million over the first quarter of fiscal 2008. On a constant currency basis, revenue increased by 4.3% compared to the same quarter last year. The favourable impact of foreign currency fluctuations amounted to $66.5 million or 7.4%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, the growth from our largest verticals was government and healthcare at 14%, and financial services at 4%.

Canada
For the three months ended December 31, 2008, revenue from our Canadian operating segment was $584.3 million, representing a slight increase of $0.6 million or 0.1% over the same quarter last year. On a constant currency basis, revenue decreased by 0.4% or $2.5 million. The revenue was essentially flat compared to the previous year's quarter as many of our commercial and government clients took an extended vacation break given the timing of the Christmas holiday.

U.S.
For the first quarter ended December 31, 2008, U.S revenue increased by 38.3% or $94.7 million when compared to the same quarter last year, driven primarily by the favourable impact of foreign currency fluctuations, which represented $59.9 million or 24.3%. On a constant currency basis, growth was 14.1%, driven primarily by contract wins and additional work volumes in the government and healthcare vertical.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Europe

For the three months ended December 31, 2008, revenue from our Europe operating segment was $74.4 million, an increase of $9.7 million or 14.9% compared to the same quarter last year. On a constant currency basis, this segment grew by $6.1 million or 9.5%, with foreign currency fluctuations having a favourable impact of $3.5 million or 5.4%. The growth in Europe was mainly a result of additional systems integration and consulting ("SI&C") work from our telecommunication clients in Central Europe and incremental revenue from Daimler Financial Services representing a new outsourcing contract in the financial services vertical. This growth was offset partially by the completion and slow-down of certain contracts.

Revenue Distribution

The following tables provide additional information regarding our revenue mix:

  

Contract Types	Geographic Markets *	Targeted Verticals

A. Management of IT and business functions (outsourcing)
  i) IT services 50%
  ii) BPS 10%
B. Systems integration and consulting 40%
	A. Canada 56%
	B. U.S. 36%
	C. Europe 8%
		A. Government and healthcare 32%
		B. Financial services 29%
		C. Telecommunications and utilities 19%
		D. Retail and distribution 14%
		E. Manufacturing 6%

* Based on the client's domicile

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Operating Expenses

For the three months ended December 31	2008	2007	As a % of revenue 2008	As a % of revenue 2007
(in '000 of dollars except for percentage)				
Costs of services, selling and administrative	837,077	750,595	83.7%	83.8%
Foreign exchange loss (gain)	3,784	(420)	0.4%	0.0%
Amortization				
Capital assets	13,817	9,440	1.4%	1.1%
Contract costs related to transition costs	4,912	4,910	0.5%	0.5%
Other intangible assets	26,754	25,411	2.7%	2.8%
Total amortization	45,483	39,761	4.5%	4.4%

Costs of Services, Selling and Administrative

When compared to the first quarter of fiscal 2008, costs of services, selling and administrative expenses as a percentage of revenue decreased slightly from 83.8% to 83.7% with our gross margin and selling and administrative cost ratios remaining relatively consistent between the two periods. We remain focused on proactively managing our cost base to ensure proper alignment with our revenues. Year-over-year, fluctuations in foreign currencies unfavorably impacted our costs of services, selling and administrative expenses by $61.7 million, significantly offsetting the impact of the currency related revenue increase noted in the previous section.

Foreign Exchange Loss (Gain)

Includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations, through the effective use of financial instruments. Of the $3.8 million, $2.0 million resulted from the interest portion of our cash flow hedges executed a year ago on our Senior U.S. unsecured notes. These charges will be reversed to the statement of earnings as the notes mature. The remaining $1.8 million is directly related to the significant volatility of the U.S. dollar on the settlement of certain of our foreign cash accounts and intercompany balances.

Amortization

The increase in amortization expense for capital assets over the first quarter of 2008 is mainly due to additions of computer equipment made over the last year to support our revenue growth and improve our data center infrastructure. In addition, the investments made to our data centers and U.S. offices over the last year have contributed to an increase in amortization expense associated with leasehold improvements.

The contract cost amortization is comparable to the prior year reflecting the net impact of amortization associated with new clients and contracts started, offset by the completion of contracts.

The increase in the amortization expense of other intangible assets over the same quarter last year is mainly due to a $2.6 million U.S. foreign currency fluctuation impact predominantely relating to our business solutions and certain client relationships. This was partially offset by certain client relationships being fully amortized.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Adjusted EBIT by Segment

For the three months ended December 31	**2008**	2007	**Change**
(in '000 of dollars except for percentage)			
Canada	**76,907**	89,335	**-13.9%**
As a percentage of Canada revenue	*13.2%*	*15.3%*	
U.S.	**48,789**	24,217	**101.5%**
As a percentage of U.S. revenue	*14.3%*	*9.8%*	
Europe	**4,298**	4,415	**-2.7%**
As a percentage of Europe revenue	*5.8%*	*6.8%*	
Corporate	**(15,966)**	(12,476)	**28.0%**
As a percentage of revenue	*-1.6%*	*-1.4%*	
Adjusted EBIT	**114,028**	105,491	**8.1%**
Adjusted EBIT margin	*11.4%*	*11.8%*	

Canada
For the three months ended December 31, 2008, adjusted EBIT was $76.9 million, a decrease of $12.4 million or 13.9% when compared with the first quarter of 2008, while as a percentage of revenue, our margin decreased from 15.3% to 13.2%. The decrease in adjusted EBIT year-over-year was primarily due to the higher level of severances this quarter, in addition to the impact of the extended shut-down taken by our clients during the holiday period. The incremental severances of $5.0 million related to actions taken to maintain a competitive cost structure which will allow us to be more adaptable in the current economic environment.

U.S.
Adjusted EBIT for our U.S. operating segment for the first quarter of fiscal 2009 was $48.8 million, an increase of $24.6 million or 101.5% when compared to the first quarter of 2008, while as a percentage of revenue, our margin improved from 9.8% to 14.3%. This margin increase was driven by the revenue growth, as previously mentioned, and by improved productivity and profitability initiatives that leveraged our global delivery model, minimizing non-billable time. In addition, foreign currency fluctuations positively impacted our adjusted EBIT by $6.6 million.

Europe Adjusted EBIT for our Europe operating segment was $4.3 million for the first three months of fiscal 2009, down $0.1 million or 2.7% compared to the first quarter of fiscal 2008, while as a percentage of revenue, our margin decreased from 6.8% to 5.8%. The reduction is due to the impact of the completion and slow-down of contracts in Australia, partially offset by the incremental margin associated with our European revenue growth identified above. We remain committed to continually improve our margins to levels comparable with our other operating segments.

Corporate
In the first quarter of fiscal 2009 corporate expenses represented 1.6% of revenue, up from the 1.4% in the first quarter of fiscal 2008. However, included in the corporate expenses are the impacts of realized and unrealized foreign exchange. After removing these impacts, corporate expenses are $12.2 million (1.2% of revenue) and $12.9 million (1.4% of revenue) for the first quarter of fiscal 2009 and 2008 respectively.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary will rationalize and integrate them within our operating segments.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Earnings From Continuing Operations Before Income Taxes and Non-Controlling Interest

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes and non-controlling interest, which is reported in accordance with Canadian GAAP.

For the three months ended December 31	2008	2007	As a % of revenue 2009	As a % of revenue 2008
(in '000 of dollars except for percentage)				
Adjusted EBIT	114,028	105,491	11.4%	11.8%
Interest on long-term debt	6,702	7,327	0.7%	0.8%
Other income	(770)	(1,635)	-0.1%	-0.2%
Interest and other expenses	2,505	325	0.3%	0.0%
Earnings from continuing operations before income taxes and non-controlling interest	105,591	99,474	10.6%	11.1%

Interest on Long-Term Debt

The year-over-year decrease in interest expense is mainly due to the favourable variation in interest rates on our credit facilities, and to a lesser extent from debt repayments made over the last twelve months.

Other Income

Other income includes interest and other investment income earned on cash balances held during the year, in excess of interest expenses.

Interest and Other Expenses

Interest and other expenses includes the unfavourable change of approximately $2.2 million in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings before income taxes. It also includes expenses associated with the management of our cash balances in excess of interest and other investment income earned.

Income Taxes

Income tax expense was $25.7 million for the three months ended December 31, 2008, compared to $27.4 million in the same period a year ago, representing a $1.7 million decrease. Our effective income tax rate also decreased from 27.5% in the first quarter of 2008 to 24.4% in the first quarter of fiscal 2009. During the quarter, the Company had a non-recurring impact of $8.6 million mainly pertaining to a favourable court decision rendered related to prior years' tax liabilities. Without this one-time benefit, our income tax rate would have been 32.5%. For the same quarter of fiscal 2008, the Company had a favourable impact of $6.3 million as a result of the re-evaluation of tax assets and liabilities due to the newly enacted taxation rates in Canada. We continue to expect our effective tax rate to be in the range of 32-34% in subsequent periods.

Non-Controlling Interest

Our current ownership interest in Conseillers en informatique d'affaires ("CIA") stands at 65.3%, up 0.6% from the 64.7% held at the end of the first quarter of fiscal 2008.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Net Earnings

The following table includes a reconciliation between earnings from continuing operations and net earnings:

For the three months ended December 31	**2008**	2007	**Change**
(in '000 of dollars unless otherwise indicated)			
Earnings from continuing operations	**79,497**	71,944	**10.5%**
Margin	**8.0%**	*8.0%*	
Earnings from discontinued operations, net of income taxes	**85**	644	**-86.8%**
Net earnings	**79,582**	72,588	**9.6%**
Margin	**8.0%**	*8.1%*	
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	**308,274,151**	323,926,784	**-4.8%**
Weighted average number of Class A subordinate shares and Class B shares *(diluted)*	**310,654,514**	329,785,001	**-5.8%**
Basic earnings per share from continuing operations *(in dollars)*	**0.26**	0.22	**18.2%**
Diluted earnings per share from continuing operations *(in dollars)*	**0.26**	0.22	**18.2%**
Basic earnings per share (*in dollars*)	**0.26**	0.22	**18.2%**
Diluted earnings per share (*in dollars*)	**0.26**	0.22	**18.2%**

For the three months ended December 31, 2008, earnings from continuing operations increased by $7.6 million or 10.5%, mainly as a result of improved operational profitability in our U.S and India segment. Our margin has remained consistent at 8.0% over the comparable quarter of fiscal 2008, as both included one-time favourable impacts on income taxes of $8.6 million and $6.3 million for 2009 and 2008 respectively. Excluding these impacts, our margin would have been 7.1% and 7.3% for the first quarter of 2009 and 2008 respectively.

CGI's basic and diluted weighted average number of shares for the first quarter of fiscal 2009 were down versus the same period of the prior year due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Liquidity

CGI's growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at December 31, 2008, cash and cash equivalents were $216.0 million. The following table illustrates the main activities for the three months ended December 31, 2008 and 2007.

For the three months ended December 31	**2008**	2007	**Change**
(in '000 of dollars)			
Cash provided by continuing operating activities	**79,220**	121,037	**(41,817)**
Cash used in continuing investing activities	**(25,481)**	(30,841)	**5,360**
Cash provided by (used in) continuing financing activities	**91,446**	(68,703)	**160,149**
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	**20,535**	(2,486)	**23,021**
Net increase in cash and cash equivalents from continuing operations	**165,720**	19,007	**146,713**

Cash Provided by Continuing Operating Activities

Cash provided by continuing operating activities was $79.2 million or 7.9% of revenue for the first quarter of fiscal 2009. This is compared with $121.0 million or 13.5% of revenue in the same quarter a year ago. The year-over-year decrease of $41.8 million is predominantely due to the net change in our DSO, partially offset by the timing of vendor payments, tax credit refunds and improved profitability.

Cash Used in Continuing Investing Activities

During the first quarter of fiscal 2009, a total of $25.5 million was invested, a decrease of $5.4 million compared with the $30.8 million invested last year. The investments made during the quarter were primarily in capital assets, the development of business solutions, software licenses and contract costs.

The $15.7 million invested in capital assets was $0.7 million higher than the prior year's quarter. During the quarter, we invested approximately $12.3 million for computer equipment with the majority pertaining to assets supporting our new growth and infrastructure upgrades to our data centers. This compares to the $8.3 million invested for the same quarter last year.

The investments in intangibles and other long-term assets were $12.0 million, representing a decrease of $4.1 million when compared to the same quarter last year. This decrease is mainly due to lower investments in software licenses. In addition, to ensure both cost and quality of our investments, we are continually increasing utilization of our global delivery centers for work related to our solutions.

Cash Provided by (Used in) Continuing Financing Activities

For the first three months of fiscal 2009, continuing financing activities generated $91.4 million. During the quarter, $144.7 million was drawn from our credit facilities, for the primary purpose of hedging our U.S. and European cash balances and was partly offset by repayments made in the amount of $50.4 million.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

In the first quarter of fiscal 2008, financing activities consumed $68.7 million. This included repayments totalling $54.6 million on our credit facilities, the $18.4 million repurchase of CGI stock under the Normal Course Issuer Bid offset by $6.4 million in proceeds from the issuance of shares upon the exercise of stock options.

Contractual Obligations

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to the value of these obligations outside of our normal course of business since our year ended September 30, 2008, as discussed in the 2008 Annual Report.

In addition, following changes to the shareholders' agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. During the quarter ended December 31, 2008, the Company purchased additional shares for an amount calculated by a formula as defined in the shareholders' agreement. As of December 31, 2008, 34.7% of the shares of CIA remain to be purchased.

Capital Resources

	Total commitment	Available at December 31, 2008	Outstanding at December 31, 2008
(in '000 of dollars)	$	$	$
Cash and cash equivalents	—	216,034	—
Unsecured committed revolving facilities [1]	1,500,000	1,231,869	268,131 [2]
Lines of credit and other facilities [1]	25,000	25,000	—
Total	1,525,000	1,472,903	268,131 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $250.9 million and Letters of Credit for $17.2 million.

Our cash position and bank lines are sufficient to support our growth strategy. At December 31, 2008, cash and cash equivalents were $216.0 million and the amount available under our credit facilities was $1,256.9 million. The Company had $1,231.9 million available under its credit facility and $25.0 million available under other demand line of credit. The facility also includes an accordion feature providing that at any time during the revolving period, we may request to increase the facility by $250 million. The increase is only subject to obtaining additional commitment from the bank group or from other participants. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At December 31, 2008, CGI was in compliance with these covenants. Cash equivalents typically include commercial papers, notes, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major banks.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at December 31, 2008, no amount has been drawn upon this facility.

Total long-term debt increased by $123.3 million to $514.4 million at December 31, 2008, compared with $391.1 million at September 30, 2008. The variation resulted primarily from the drawing of $144.7 million against our credit facilities for hedge purposes as outlined below, the impact from the fluctuations of foreign currencies against the U.S. dollar in the amount of $29.7 million, offset by debt repayments of $52.7 million.

Financial Instruments
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

The following table summarizes the outstanding hedges:

Description	Recorded in	Value (in '000 of dollars)	
		As of December 31, 2008	As of September 30, 2008
Hedge on net investments in self-sustaining foreign subsidiaries			
$US100.0 million debt designated as the hedging instrument to the Company's net investment in U.S. subsidiaries	Long-term debt	122,460	-
€12.0 million debt designated as the hedging instrument to the Company's net investment in European subsidiaries	Long-term debt	20,455	-
Cash flow hedges on the forecasted revenue			
$US168.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar	Accrued liabilities	653	-
	Other long-term liabilities	2,020	-
$US19.5 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee	Accrued liabilities	1,101	-
Cash flow hedges on the Senior U.S. unsecured notes			
$US192.0 million foreign currency forward contracts	Other current assets	18,885	-
	Other long-term assets	20,013	8,758

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Effective December 1, 2008, the Company designated a debt of US$100.0 million as the hedging instrument for a part of the Company's net investment in self-sustaining U.S. subsidiaries. Further, on December 17, 2008, the Company designated a debt of $12.0 million Euros as the hedging instrument for part of the Company's net investment in self-sustaining European subsidiaries. Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes to $194.2 million.

Additionally, effective December 17, 2008, the Company entered into foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue which is expected to occur in each calendar month for a period of nine months. As well, effective the same date, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue which is expected to occur in each calendar month for a period of 45 months.

Selected Measures of Liquidity and Capital Resources

	As at December 31, 2008	As at December 31, 2007
Net debt to capitalization ratio	9.6%	14.3%
Days sales outstanding *(in days)*	52	39
Return on invested capital [1]	13.9%	12.5%

1: The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters' average invested capital, which is defined as the sum of equity and debt less cash and cash equivalents, net of the impact of the fair value of forward contracts.

The net debt to capitalization ratio decreased from last year's 14.3% to 9.6% due mainly to a favourable $343.4 million variation in our equity. This resulted primarily from a $208.3 million net change in other comprehensive loss, driven by the impact of the fluctuation of the U.S. exhange rates, and to a lesser extent, the improved profitability over the last year.

DSO increased by 13 days to 52 days when compared with last year, mainly due to the timing of client milestone billings and pre-payments from our large outsourcing clients. Improving our cash generating ability is a priority and we remain committed to reducing our DSO to our target of 45 days, with which, historical amounts align. In calculating the DSO, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital was 13.9% up from 12.5% last year. This was mainly driven by our continued profitable growth and the benefits resulting from our Share Repurchase Program.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $67.8 million, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at December 31, 2008. The Company does not expect to incur any potential payment in connection with these guarantees which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at December 31, 2008, we had committed for a total of $164.5 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term. As at December 22, 2008, the Company has been released from bank guarantees related to tax indemnities for an amount of $3.3 million following the final assessment with tax authorities.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as internal systems and quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest. The Company's share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost		
For the three months ended December 31	**2008**	2007
(in '000 of dollars)		
Revenue	**32,416**	28,405
Accounts receivable	**16,468**	14,106
Work in progress	**2,875**	4,704
Contract costs	**10,592**	13,115
Deferred revenue	**1,885**	2,716

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Summary of Significant Accounting Policies
The interim consolidated financial statements for the three months ended December 31, 2008 and 2007 are unaudited and include all adjustments that management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2008. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2008, except for new accounting policies that have been adopted effective October 1, 2008.

Certain comparative figures have been reclassified in order to conform to the current period's presentation.

Changes in Accounting Policies
The CICA issued the following new Handbook sections, which were effective for interim periods beginning on or after October 1, 2008:

a) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. The Company has assessed that the impact of this standard is not significant. The additional disclosures required because of the adoption of this Section have been included in Note 3, Intangibles and other long-term assets. As a result of the application of this section, contract costs are now presented under intangible assets and other long-term assets.

b) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

Critical Accounting Estimates
The Company's significant accounting policies are described in Note 2 to the September 30, 2008 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2008

Areas Impacted by Estimates	Consolidated Balance Sheets	Consolidated Statements of Earnings			
		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Income taxes
Goodwill	X			X	
Income taxes	X				X
Contingencies and other liabilities	X		X		
Accrued integration charges	X		X		
Revenue recognition	X[1]	X			
Stock-based compensation	X		X		
Investment tax credits and government programs	X		X		
Impairment of long-lived assets	X			X	

1: Accounts receivable, work in progress and deferred revenue.

Goodwill

Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Contingencies and other liabilities

The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Accrued integration charges

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required**.**

Revenue recognition

The majority of our revenue is recognized based on criteria which does not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

Stock-based compensation

CGI accounts for its stock option plan in accordance with section 3870, "Stock-based Compensation and Other Stock-based Payments" of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and government programs

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets

The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. We have completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. Throughout 2009, we will be conducting the second phase of our plan which encompasses a detailed impact assessment. As implications of the conversion are identified in this phase, the impacts on the other key elements of our conversion plan will be assessed. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

We will continue to report on the key elements and timing of our IFRS implementation plan in our interim MD&A's throughout fiscal 2009.

In January 2009, the CICA issued the following new Handbook sections:

i) Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations". The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3, "Business Combinations". The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

ii) Section 1601, "Consolidated Financial Statements" and Section 1601, "Non-Controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27, "Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five vertical markets we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT services and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions. In addition, because of the competitiveness of the IT labour market, we may not be able to hire and retain the employees we require, causing us to increase our reliance on external subcontractors which could have an impact on our operating margins.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted vertical markets; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2008

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and if results indicate a difference outside the agreed upon tolerance, we will work with the clients to reset the pricing for their services. The outcomes may have either an unfavourable or favourable impact on our future results.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions allow CGI to enforce its intellectual property rights, should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting ("SI&C") projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2008

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – The company has no clients representing more than 10% of total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – The company has no clients representing more than 10% of total revenue. It is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts. We manage all client contracts in accordance with the CGI Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, unexpected factors, including those outside of our control, could have an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners' ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Our success depends on the ability of the third parties to deliver their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and IT services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors' independence, the review of the terms of their engagement as well as carrying on ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2008 Annual Report, the Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2008. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities. There was one exclusion from our assessment of the Company's disclosure controls and procedures and internal controls over financial reporting. Our 49% interest in Innovapost Inc., a joint venture, was excluded from our assessment as we do not have the ability to dictate or modify the entity's internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.2% of our consolidated total assets and 3.1% of our consolidated revenue as at and for the three months ended December 31, 2008. For the period begun on October 1, 2008 and ended on December 31, 2008, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

Legal Proceedings

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at December 31, 2008, the Company is involved in claims of approximately $140.0 million and counterclaims exceeding $160.0 million.